ZEUS FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-36214

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zeus Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4800 T-Rex Ave, Suite 100
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	561-784-8922	ssinger@zeusbd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

3111 N. University Dr, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Butkevits _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zeus Financial, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEIDE J. CRUZ
MY COMMISSION # HH 563074
EXPIRES: July 19, 2028

Signature:

Title:
CEO

Heide J. Cruz
Notary Public   Heide J. Cruz

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ZEUS FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's
of **Zeus Financial, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Zeus Financial, LLC** (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
February 28, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

ZEUS FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

<u>ASSETS</u>

Cash	$	138,048
Due from clearing broker		52,595
Securities owned, at fair value		37,884,986
Secured demand note, face value		900,000
Clearing deposit		500,000
Accrued interest receivable		305,101
Prepaid expenses and other assets		293,478
Property and equipment, net		86,247
Total assets	$	40,160,455

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities:

Payable to clearing broker	$	23,264,035
Securities sold, not yet purchased, at fair value		8,099,817
Commissions payable		225,289
Accounts payable and accrued expenses		187,740
Secured demand note		900,000
Total liabilities		32,676,881

Commitments and Contingencies (see Notes 9 and 10)

Member's equity		7,483,574
Total liabilities and member's equity	$	40,160,455

SEE ACCOMPANYING NOTES.

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Company Operations

Zeus Financial, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), whose primary business is fixed income proprietary trading. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a single member Florida Limited Liability Company that is a disregarded entity for tax purposes. In August 2022, the Company was awarded the Minority Business Enterprise ("MBE") designation by the National Minority Supplier Development Council ("NMSDC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. Such estimates include accrued expenses and allowance for credit losses. The actual outcome could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit per depositor. At December 31, 2024 the Company did not exceed the federally insured limit.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to their sole member parent company. US GAAP requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2024.

Defined Contribution Plan

The Company maintains a 401(k) plan covering all of its employees. The Company matches up to 4% of employee payroll deferrals.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Securities are recorded at fair value in accordance with ASC Topic-820, Fair Value Measurements and Disclosures. ASC Topic-820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic-820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, and securities sold not yet purchased, at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Certificates of deposit	$ -	$ 750,626	$ -	$ 750,626
Government securities	-	(8,099,817)	-	(8,099,817)
Mortgage-backed securities	-	17,386,242	-	17,386,242
Corporate debt securities	-	1,395,587	-	1,395,587
Municipal securities	-	17,159,556	-	17,159,556
Equities	-	1,192,975		1,192,975
Total, net	$ -	$ 29,785,169	$ -	$ 29,785,169

	Level 1	Level 2	Level 3	Total
Long positions	$ -	$ 37,884,986	$ -	$ 37,884,986
Short positions	-	(8,099,817)	-	(8,099,817)
Total, net	$ -	$ 29,785,169	$ -	$ 29,785,169

3

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any. The Company utilizes ICE Data Services ("ICE") fixed income pricing system to determine its Level 2 fair values. ICE provides the Company's clearing firm with a daily feed reflecting the Company's positions and related fair value pricing. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and the Company's valuation based on observable and unobservable inputs.

During the year ended December 31, 2024, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

New Accounting Pronouncements

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

Credit Losses

ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments utilizes an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company did not have any such credit losses at December 31, 2024.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for customers' and counterparties' securities transactions are provided by clearing brokers pursuant to a fully disclosed clearing agreement. The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customers' and counterparties accounts introduced by the Company. At December 31, 2024, all customer accounts contained cash and fully paid for securities.

At December 31, 2024, the amount due to the clearing firm of $23,264,035 is secured by the securities owned by the Company and included herein on the statement of financial condition.

The Company has an additional agreement with a clearing broker to clear certain of the Company's options transactions. At December 31, 2024, the Company had a receivable due from clearing broker in the amount of $52,595, which is included herein on the statement of financial condition.

At December 31, 2024, the Company has a $500,000 cash deposit held by the clearing broker, which is included herein on the statement of financial condition.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2024, the Company's "Net Capital" was $6,235,093 which exceeded requirements by $6,135,093. The ratio of "Aggregate Indebtedness" to "Net Capital" was .07 to 1 at December 31, 2024.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024 consisted of the following:

Office equipment	$ 137,445
Less: accumulated depreciation	(51,198)
Property and equipment, net	$ 86,247

NOTE 6 – RISK CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary trading positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying statement of financial condition.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between t h e trade date and the settlement date in the event customers and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures.   In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business.   The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 7 – SUBORDINATED BORROWINGS

The Company (as borrower) entered into a subordinated agreement with its Chief Executive Officer (as lender) in the amount of $900,000, which became effective upon FINRA's approval on March 29, 2019. The subordinated borrowing is in the form of a secured demand note ("SDN"), which is collateralized by cash and securities with a market value of $1,103,839 as of December 31, 2024. The SDN carries an interest rate of 6% per annum and matures in March 2025. The principal amount of the SDN is available in computing net capital under the SEC's Uniform Net Capital Rule.

NOTE 8 – SEGMENT REPORTING

As indicated in Note 1, the Company's primary business is fixed income proprietary trading. The Company's operations constitute a single operating segment and, therefore, a single reportable segment as defined by Accounting Standards Codification 280, as it conducts its business activities and reports financial results using information of the Company as a whole. The Chief Executive Officer of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results.

NOTE 9 – COMMITMENTS

The Company sublets office space in Boca Raton, Florida, from its parent company. Additionally, the Company has WeWork (a shared office space provider) memberships in Charlotte, North Carolina and New York, New York, and a sublet office space in New Jersey, which are short-term obligations, and are out of scope for ASC 842.

NOTE 10 – CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2024 requiring contingent loss recognition.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2025, the date the statement of financial condition was issued, and determined that no additional financial statement recognition or disclosure is necessary.